File No. [____________]

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of

BlackRock Funds, et al.

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY
ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE
INVESTMENT COMPANY ACT AND RULE 18f-2 THEREUNDER AND FROM
CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

Please send all communications and orders regarding this Application to:

Howard Surloff	Margery K. Neale, Esq.
BlackRock Advisors, LLC	Willkie Farr & Gallagher LLP
100 Bellevue Parkway	787 Seventh Avenue
Wilmington, Delaware 19809	New York, NY 10019

This Application (including exhibits) consists of 53 pages.
The exhibit index appears on page 38.

As filed with the Securities and Exchange Commission on June 17, 2010

TABLE OF CONTENTS

Page
I.	INTRODUCTION			- 3 -
II.	BACKGROUND			- 5 -
	A.	The Companies		- 5 -
	B.	BlackRock Advisors, BIMC and BFA		- 6 -
	C.	The Subadvisers and the Subadvisory Agreements		- 8 -
	D.	The Requested Relief		- 11 -
III.	EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW			- 12 -
	A.	Shareholder Voting		- 12 -
		a.	Necessary or Appropriate in the Public Interest	- 14 -
		b.	Consistent with the Protection of Investors	- 23 -
		c.	Consistent with the Policy and Provisions of the 1940 Act	- 25 -
	B.	Disclosure of Subadvisers’ Fees		- 27 -
		a.	Registration Statements	- 27 -
		b.	Proxy Statements	- 27 -
		c.	Semi-Annual Reports	- 28 -
		d.	Financial Statements	- 28 -
	C.	Discussion of Precedents		- 30 -
IV.	CONDITIONS FOR RELIEF			- 34 -
V.	CONCLUSION			- 37 -
VI.	PROCEDURAL MATTERS			- 37 -
EXHIBIT INDEX
EXHIBIT A-1
EXHIBIT A-2
EXHIBIT B-1
EXHIBIT B-2
EXHIBIT B-3
EXHIBIT B-4

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

IN THE MATTER OF	APPLICATION PURSUANT TOSECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE INVESTMENTCOMPANY ACT AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

BLACKROCK FUNDS, ET AL 100 BELLEVUE PARKWAY WILMINGTON, DELAWARE 19809

File No. [____________________]

I. INTRODUCTION

Each registered investment company listed in Exhibit A-1 to this application (each, a “Company” and, collectively, the “Companies”), BlackRock Advisors, LLC (“BlackRock Advisors”), BlackRock Institutional Management Corporation (“BIMC”), BlackRock Fund Advisors (“BFA” and collectively, with the Companies, BlackRock Advisors and BIMC, the “Applicants”), on behalf of each of the Companies and series of the Companies (as applicable) for which BlackRock Advisors, BIMC, BFA or any entity controlling, controlled by or under common control with BlackRock Advisors, BIMC or BFA (collectively, the “Adviser,”) serves as investment adviser (each a “Fund,” and collectively, the “Funds”) hereby submit this application (the “Application”) to the Securities and Exchange Commission (“Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit the Adviser, subject to the approval of the board of trustees or directors of each of the Companies (in each case, the “Board”), including a majority of those who are not “interested persons” of the Companies or the Adviser as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), to

do the following without obtaining shareholder approval: (i) select certain unaffiliated investment subadvisers (each, a “Subadviser”)1 to manage all or a portion of the assets of a Fund pursuant to an investment subadvisory agreement with a Subadviser (“Subadvisory Agreement”); and (ii) materially amend an existing Subadvisory Agreement with a Subadviser. Such relief would include, without limitation, the replacement or reinstatement of any Subadviser with respect to which a Subadvisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act. Applicants also apply for an order of the Commission under Section 6(c) exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); (iii) Item 48 of Form N-SAR; and (iv) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

     Applicants also request relief with respect to future Funds and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser or its successors2, (b) uses the management structure described in this Application, and (c) complies with the terms and conditions of the Application (together with the existing Funds that use Subadvisers, the “Subadvised Funds”).3

[1]	With respect to certain Funds, the Adviser currently has and intends in the future to have subadvisory agreements with “affiliated persons” (as defined in Section 2(a)(3) of the 1940 Act) of the Adviser for the daily management of the respective Fund’s portfolio (“Affiliated Subadvisers”). The requested relief will not extend to Affiliated Subadvisers.
[2]	For purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.
[3]	Each person that currently intends to rely on any order granted hereunder is named as an Applicant. The Adviser also serves as investment adviser to separate investment series of open-end management investment companies that have received one or more exemptions from the Commission to operate as exchange traded funds (each, an “Exchange Traded Fund”). While no current Exchange Traded Fund is included on Exhibit A-1

     Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Fund the services of one or more Subadvisers believed by the Adviser and the Board to be particularly well suited to manage the Subadvised Fund, and to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening a special meeting of shareholders. Under the “manager of managers” investment management approach, the Adviser would evaluate, allocate assets to, and oversee the Subadvisers, and make recommendations about their hiring, termination, and replacement to the Board, at all times subject to the authority of the Board. Applicants believe that without this relief, the Companies may be precluded from promptly and timely hiring Subadvisers or materially amending Subadvisory Agreements, or may be subject to the delays and additional expense of proxy solicitation when hiring Subadvisers or materially amending Subadvisory Agreements considered appropriate by the Adviser and the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers. For the reasons discussed below, the Applicants believe that the requested relief is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

II. BACKGROUND

     A. The Companies

     Each Company, as indicated on Exhibit A-1, is organized as a Massachusetts business trust, a Delaware statutory trust, a Delaware limited liability company, or a Maryland or is named as an Applicant, if granted, the relief requested herein would apply to Exchange Traded Funds in the future that are Subadvised Funds.

corporation and is registered with the Commission under the 1940 Act as an open-end management investment company. Each Company is overseen by a Board of directors or trustees (“Board Members”), organized into two complexes of Funds (the “Equity-Liquidity Complex” and the “Equity-Bond Complex”, respectively).4 The Board of the Equity-Liquidity Complex consists of thirteen (13) Board Members, of which eleven (11), including the two Co-Chairs, are Independent Board Members. The Board of the Equity-Bond Complex consists of fourteen (14) Board Members, of which eleven (11), including the Chairman, are Independent Board Members. BlackRock Advisors, BIMC and BFA serve, as indicated on Exhibit A-1, as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to the Funds. The Funds are not required to hold annual shareholder meetings.

     Each Company may offer shares of one or more Funds with its own distinct investment objectives, policies and restrictions. Many of the Funds offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, certain Funds may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Fund or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

     B. BlackRock Advisors, BIMC and BFA

     BlackRock Advisors, an indirectly wholly owned subsidiary of BlackRock, Inc. (“BlackRock”), is a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). BIMC, an indirectly wholly owned subsidiary of BlackRock, is a Delaware corporation that is registered as

[4]	There are two other complexes of BlackRock-advised funds overseen by separate Boards: a complex of registered closed-end funds and a complex of Exchange Traded Funds.

an investment adviser under the Advisers Act. BFA is a wholly owned subsidiary of BlackRock Institutional Trust Company, N.A., which in turn is a wholly-owned subsidiary of BlackRock. BFA is registered as an investment adviser under the Advisers Act. BlackRock Advisors, BIMC and BFA currently serve as investment adviser to the Funds, as indicated on Exhibit A-1, each pursuant to investment advisory agreements with the respective Companies (the “Advisory Agreements”). The Advisory Agreements permit BlackRock Advisors, BIMC and BFA, in their sole discretion and to the extent permitted by applicable law, to appoint one or more subadvisers, including, without limitation, affiliates of the Adviser, to perform investment advisory services with respect to a Fund. The Advisory Agreements permit each of BlackRock Advisors, BIMC and BFA, as applicable, to terminate any or all subadvisers in its sole discretion at any time to the extent permitted by applicable law. Pursuant to its authority under the Advisory Agreement, BlackRock Advisors has entered into Subadvisory Agreements with Subadvisers with respect to four of the Funds.5 In addition, under the terms of the Advisory Agreements, BlackRock Advisors has entered into subadvisory agreements with various Affiliated Subadvisers to provide investment advisory services to certain Funds.6 BlackRock Advisors, BIMC and BFA continuously review, supervise and administer each respective Fund’s investment program.

     Under the terms of the Advisory Agreements, subject to and in accordance with the investment objective and policies of a Fund and any directions which the Board may issue to BlackRock Advisors, BIMC and BFA, each of BlackRock Advisors, BIMC and BFA have overall responsibility for the general management and investment of the assets and securities

[5]	Each Fund of FDP Series, Inc. is subadvised by a Subadviser: Franklin Templeton Total Return FDP Fund, Marsico Growth FDP Fund, MFS Research International FDP Fund, Van Kampen Value FDP Fund.
[6]	As stated in note 1 above, Applicants acknowledge that the relief sought herein would not extend to the existing or future subadvisory agreements with Affiliated Subadvisers.

portfolios of the respective Funds. Further, the Adviser shall develop overall investment programs and strategies for the Funds, or segments thereof, shall revise such programs as necessary, and shall monitor and report periodically to the Board concerning the implementation of the programs. To the extent applicable, each Adviser shall research and evaluate subadvisers and shall advise the Board of the subadvisers that the Adviser believes are best-suited to invest the assets of a Fund; shall monitor and evaluate the performance of each subadviser; shall determine the portion of a Fund’s assets to be managed by each subadviser; shall recommend changes or additions of subadvisers when appropriate; and shall coordinate the investment activities of the subadvisers.

     For the investment management services it provides to a Fund, the Adviser receives from that Fund the fee specified in its Advisory Agreement, payable monthly at an annual rate based on the average daily net assets of the Fund.

     The terms of the Advisory Agreements comply with Section 15(a) of the 1940 Act. The Advisory Agreements have been approved by the shareholders of each Fund and by the Board, including a majority of the Independent Board Members, at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the requirements that the Board and the shareholders of the Fund approve the Advisory Agreements.

     C. The Subadvisers and the Subadvisory Agreements

     Pursuant to its authority under the Advisory Agreements, the Adviser may enter into Subadvisory Agreements with various subadvisers to provide investment advisory services to the Funds.7 Under the manager of managers fund structure, the Adviser will continue to serve as investment adviser to a Fund but may employ one or more Subadvisers to provide investment advisory services to all or a portion of the assets of the Fund, in accordance with the Adviser’s authority to enter into Subadvisory Agreements with one or more Subadvisers pursuant to the terms of its Advisory Agreement. Any new Subadvisory Agreement with a Subadviser would be approved by the Board, including a majority of the Independent Board Members, at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder, and, absent the relief sought in this Application, by the shareholders of the respective Subadvised Fund. If the requested relief is granted, however, shareholder approval of a Subadvisory Agreement will not be obtained, subject to the conditions set forth below.

     The Adviser will select a Subadviser based on the Adviser’s continuing evaluation of its skills in managing assets pursuant to a particular investment style or strategy. The Adviser will screen potential new Subadvisers and engage in an on-going analysis of the continued advisability of retaining existing Subadvisers. From time to time, the Adviser may recommend to the Board that the services of a Subadviser be terminated. As a general matter, however, the Adviser does not expect to make frequent changes in Subadvisers.

     A Subadviser will make specific investment decisions for the Subadvised Fund it serves. The Subadviser will have discretionary authority to invest all or a portion of the assets of the Subadvised Fund, subject to the general supervision of the Adviser and the Board. Each Subadviser is, and every future Subadviser will be, registered as an investment adviser under the Advisers Act.

[7]	It is expected that the number of Funds employing a Subadviser and the number of Subadvisers employed by a particular Fund will change over time.

     The Adviser will enter into separate Subadvisory Agreements with each Subadviser. Under the terms of each of these Subadvisory Agreements, the Subadviser will have the authority to provide the Subadvised Fund with advice concerning the management of the Subadvised Fund’s investment portfolio or a portion of the portfolio. The Subadviser will determine which securities to purchase or sell and what portion of the Subadvised Fund’s assets entrusted to the Subadviser should remain invested temporarily in cash. The Subadviser will keep certain records the 1940 Act and the Advisers Act require the relevant Fund to maintain, and assist the Adviser in maintaining the Subadvised Fund’s compliance with the relevant requirements of the 1940 Act. Each Subadviser will provide the Board on a regular basis with reports on its performance in managing a Subadvised Fund.

     For its services to a Subadvised Fund, a Subadviser will receive a fee paid by the Adviser from the fee the Adviser receives from the Subadvised Fund. The Adviser will negotiate the subadvisory fee rate with the Subadviser. The fee paid to a Subadviser of a Subadvised Fund with multiple Subadvisers will depend on the rate the Adviser negotiates with the Subadviser and the percentage of the Subadvised Fund’s assets the Adviser allocates to that Subadviser, which may change from time to time. The basis for the fee paid to such a Subadviser, therefore, will not necessarily be constant, and the relative fees paid to the various Subadvisers of such a Subadvised Fund will vary. Because the Adviser will pay fees to the Subadvisers from the fees the Adviser receives from the Subadvised Funds, there will be no duplication of advisory fees paid by shareholders of the Subadvised Funds. Each Subadviser will bear its own expenses of providing subadvisory services to a Subadvised Fund.

     In accordance with the terms of the Advisory Agreements, the Adviser will evaluate the performance of each Subadviser. The Adviser will recommend to the Board the appointment of new Subadvisers as circumstances warrant, and negotiate and renegotiate the terms of the Subadvisory Agreements, including the subadvisory fees, with the Subadvisers. Subadvisers recommended to the Board by the Adviser will be selected and approved by the Board, including a majority of the Independent Board Members. If the requested relief is granted, the Board, including a majority of the Independent Board Members, will approve a Subadvisory Agreement with each new Subadviser and any material amendments to the Subadvisory Agreement, but approval of shareholders of the Subadvised Fund, in accordance with Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act, will not be sought or obtained.

     As required by Section 15(a) of the 1940 Act, each Subadvisory Agreement will precisely describe the compensation the Subadviser will receive for providing services to the Subadvised Fund, and will contain the following other provisions: (1) the Subadvisory Agreement will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board, including a majority of the Independent Board Members, at the times and in the manner required by Section 15(c) of the 1940 Act; (2) the Subadvisory Agreement may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the Subadvised Fund on sixty days’ written notice to the Subadviser; and (3) the Subadvisory Agreement will terminate automatically in the event of its assignment.

     D. The Requested Relief

     Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to subadvisory fees, to facilitate the selection and retention of, and making material changes in Subadvisory Agreements with, Subadvisers in connection with operating the Subadvised Funds. Such relief would include, without limitation, the replacement or reinstatement of any Subadviser with respect to which a Subadvisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act. Under the requested relief, Applicants will continue to obtain the approval of the Board, including a majority of the Independent Board Members, when Subadviser changes are made or when material changes in the Subadvisory Agreements are made, except that approval by shareholders of the affected Subadvised Fund will not be sought or obtained.

III. EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

     A. Shareholder Voting

          1. Applicable Law

     Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract ... has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act ... to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Rule 18f-2(c)(1) under the 1940 Act states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.” These provisions, taken together, require the shareholders of a Fund to approve a Subadvisory Agreement each and every time a new Subadviser is retained to manage the assets of a Fund or a contract with an existing Subadviser is materially amended.

     Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested exemptions are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

     For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Subadvised Funds to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement.

     2. Discussions in Support of the Application

     Applicants seek an exemption to permit the Adviser to enter into and materially amend Subadvisory Agreements without obtaining shareholder approval under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. Applicants believe the relief should be granted because: (i) the Adviser will operate the Subadvised Funds in a manner that is different from that of conventional investment companies such that shareholder approval would not serve any meaningful purpose; (ii) the relief will benefit shareholders by enabling each Subadvised Fund to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholder interests are adequately protected through careful Board oversight.

               a. Necessary or Appropriate in the Public Interest

     The investment advisory arrangements of each Subadvised Fund will be different from those of traditional investment companies. Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions for the fund. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. In the case of each Subadvised Fund, the Adviser will not make the day-to-day investment decisions for the Subadvised Fund. Instead, the Adviser will establish an investment program for the Subadvised Fund and select, supervise and evaluate the Subadvisers who will make the day-to-day investment decisions for the Subadvised Fund. This is a service that the Adviser believes will add value to the investments of Subadvised Fund shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the market sectors in which a Subadvised Fund invests.

     From the perspective of the shareholder, the role of the Subadvisers with respect to each Subadvised Fund will be substantially equivalent to the role of the individual portfolio managers employed by the traditional investment company advisory firms. Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with a Subadvised Fund’s investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to a Subadvised Fund or the Companies. Applicants believe that shareholders will look to the Adviser when they have questions or concerns about a Subadvised Fund’s management or investment performance, and will expect the Adviser and the Board to select the Subadviser that is best suited to achieve each Subadvised Fund’s investment objectives, just as shareholders of traditionally managed funds expect their investment adviser to hire the portfolio manager(s) that provide purchase and sale recommendations and advice. Shareholders of traditionally managed funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate the Subadvisers out of the advisory fees that the Adviser will receive from each Subadvised Fund. There is no compelling policy reason why shareholders should be required to approve relationships between the Subadvisers and each Subadvised Fund when they are not required to approve substantially equivalent relationships between an adviser and its portfolio managers.

     In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by the Company on behalf of a Subadvised Fund, shareholders would be required to approve the new Subadvisory Agreement. Similarly, if an existing Subadvisory Agreement is to be amended in any material respect, the shareholders of that Subadvised Fund would have to approve the change. Moreover, it would be a violation of Section 15(a) for a Subadvised Fund to retain a Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval has been obtained. In all of these cases, the need for shareholder approval would require the Subadvised Funds to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders, a process that often necessitates the retention of a proxy solicitor. This process is time-consuming, costly and slow, and, in the case of a poorly performing Subadviser or one whose management team has left, potentially harmful to a Subadvised Fund and its shareholders.

     Applicants note that this Application seeks an exemption that would, in the future, apply to Exchange Traded Funds as well as to traditional Funds. The Exchange Traded Funds will either be passive index Funds or transparent actively managed Funds. Applicants believe that the requested relief is equally necessary and appropriate for Exchange Traded Funds as for traditional open-end funds, and that the operations of the Exchange Traded Funds under the requested order address the concerns historically considered by the Commission when granting identical relief to open-end funds. Applicants submit that the requested relief with respect to the Exchange Traded Funds is similar in scope to the relief previously granted to other mutual funds as well as to other Exchange Traded Funds.8

     Applicants understand that the prior exemptions to open-end funds were based in part on the notion that shareholders of the open-end funds obtaining such exemptions could “vote with their feet” by redeeming their individual shares at net asset value (“NAV”) if they did not approve of a change in subadviser or sub-advisory contract. As generally discussed in the Exchange Traded Funds’ applications to the Commission to operate as an exchange traded fund (the “ETF Applications”)9, the Exchange Traded Funds would not generally issue individually

[8]	See Grail Advisors ETF Trust, et. al. (“Grail Advisors ETF Trust”), Investment Company Act Release Nos. 28900 (September 14, 2009) (notice) and 28944 (October 8, 2009) (order).
[9]	See Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 28146 (February 6, 2008) (notice) and 28173 (February 27, 2008) (order); Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 27608 (December 21, 2006) (notice) and 27661 (January 17, 2007) (order); Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 27387 (June 1, 2006) (notice) and 27417 (June 23, 2006) (order); Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 26597 (September 14, 2004) (notice) and 26626 (October 5, 2004) (order); Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 26151 (August 15, 2003) (notice) and 26175 (September 8, 2003) (order); iShares, Inc., et al., Investment Company Act Release Nos. 25595 (May 29, 2002) (notice) and 25623 (June 25, 2002) (order); Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 25594 (May 29, 2002) (notice) and 25622 (June 25, 2002) (order); Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 25172 (September 25, 2001) (notice) and 25215 (October 18, 2001) (order); Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 25078 (July 24, 2001) (notice) and 25111 (August 15, 2001) (order); Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 24393 (April 17, 2000) (notice) and 24452 (May 12, 2000); Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 24394 (April 17, 2000) (notice) and 24451 (May 12, 2000); WEBS redeemable shares; accordingly, most Exchange Traded Fund shareholders – unlike traditional mutual fund shareholders – could not tender individual shares (“Shares”) to the Exchange Traded Funds for redemption at NAV. Nevertheless, every Exchange Traded Fund shareholder would effectively retain the right to “vote with their feet” because every Exchange Traded Fund shareholder should be able to sell individual Shares in the secondary market at negotiated prices that reflect the relevant Exchange Traded Fund’s underlying portfolio value, as generally represented by the NAV.

     Applicants believe that the arbitrage and other market making mechanisms employed by market professionals with respect to the Exchange Traded Funds, along with the ability to create and redeem at NAV each trading day, should work to keep the market prices of each Exchange Traded Fund’s Shares close to the respective NAV of such Shares. Such arbitrage and market making mechanisms are based on the ability of market participants to accurately gauge the underlying value of the Exchange Traded Fund and generally facilitated by the portfolio transparency offered by each Exchange Traded Fund.10 As represented in the ETF Applications, each business day, each Exchange Traded Fund publishes the identities of the securities or other assets in the purchase and redemption baskets. In addition, the exchange on which the Exchange Traded Fund’s shares are listed or another market data vendor typically discloses an approximation of the current value of the basket on a per share basis ("Intraday

Index Fund, Inc., et al., Investment Company Act Release Nos. 23860 (June 7, 1999) (notice) and 23890 (July 6, 1999); The Foreign Fund, Inc., et al., Investment Company Act Release Nos. 21737 (February 6, 1996) (notice) and 21803 (March 5, 1996).
[10]	Applicants note that while disclosure of portfolio holdings information may be the simplest means of permitting market participants to ascertain the value of an Exchange Traded Fund, it is not the only means to do so. Applicants believe it is possible for market professionals to ascertain the underlying value of an Exchange Traded Fund without any disclosure of portfolio holdings information so long as market participants are otherwise provided a means to ascertain the value of the portfolio reliably throughout the trading day.

Value")11 at 15 second intervals throughout the day and, for index-based Exchange Traded Funds, disseminates the current value of the relevant index. Such transparency can contribute to the efficiency of the arbitrage and market making mechanisms because it helps arbitrageurs and other market professionals to assess the Exchange Traded Fund’s underlying value accurately enough throughout the trading day to arbitrage and/or hedge trading exposures to the Exchange Traded Fund effectively. Such strategies may include a simultaneous purchase or redemption of the required number of Shares (“Creation Units”) based on the relative values of Exchange Traded Fund Shares in the secondary market and the securities contained in the Exchange Traded Fund’s portfolio (or “riskless arbitrage”), taking offsetting, correlated positions to the purchase or redemption baskets (e.g., a futures contract or swap based on a market index), or buying and selling Shares to alleviate temporary disparities in supply and demand. With respect to actively-managed Exchange Traded Funds, the Adviser will make known, to the extent required by Commission orders or rules, the identities and/or quantities of portfolio securities and other assets held by each actively-managed Exchange Traded Fund. The Commission itself has acknowledged that portfolio transparency facilitates arbitrage in shares of exchange traded funds. Applicants believe that the ability of market participants to arbitrage and hedge exposures to an Exchange Traded Fund’s Shares effectively based on its underlying fair value throughout the trading day, combined with the ability to create and redeem Shares each business day, will help minimize the premium or discount to NAV at which Shares trade in the secondary market.12

[11]	The Intraday Value also is referred to as the Intraday Indicative Value, Indicative Optimized Portfolio Value, Indicative Fund Value, Indicative Trust Value, or Indicative Partnership Value.
[12]	See ETF Rule Proposal; SEC Concept Release: Actively Managed Exchange-Traded Funds, ICA Rel. No. 25258 (Nov. 8, 2001). To date the SEC has granted exemptive relief to permit the operation of exchange traded funds whose structures have enabled efficient arbitrage in recognition of the fact that efficient arbitrage minimizes the premium and/or discount to NAV at which their shares will trade in the secondary market. See

     As evidence of the effectiveness of the arbitrage and market making mechanisms of exchange traded funds, Applicants believe it is appropriate for the Commission to consider the experience of existing exchange traded funds that have traded at market prices closely aligned with NAV. As demonstrated by the chart below, which shows the average deviation between the market price and NAV of some index-based exchange traded funds, the trading history of such exchange traded funds supports the notion of the market and pricing efficiency of exchange traded funds as facilitated through the arbitrage mechanism which minimizes deviations between market price and NAV.

ETF	Average Deviation Between Bid/Ask Price and NAV of ETF[13]
SPDRs (Jan 29, 1993 – Mar 31, 2010)	-0.017%
Mid Cap SPDRs (May 4, 1995 – Mar 31, 2010)	0.006%
DIAMONDS (Jan 14, 1998 – Mar 31, 2010)	-0.003%
Nasdaq 100 Trust (a/k/a “Cubes”) (Mar 10, 1999 – Mar 31, 2010)	-0.002%
iShares Russell 2000 (May 25, 2000 - Mar 31, 2010)	-0.035%
PowerShares Dynamic Biotechnology & Genome Portfolio (Jun 23, 2005 – Mar 31, 2010)	-0.021%
Rydex S&P Equal Weight ETF (Apr 30, 2003 – Mar 31, 2010)	-0.000%
iShares MSCI EAFE (Aug 17, 2001 - Mar 31, 2010)	0.283%
iShares MSCI Emerging Markets (Apr 11, 2003 - Mar 31, 2010)	0.147%

     The Exchange Traded Funds’ arbitrage and hedging mechanisms will be designed to operate in an identical manner to that used by the exchange traded funds listed above: Applicants will provide transparency into the Exchange Traded Funds’ portfolios, either through

Transcript of the Open Meeting of the SEC on Exchange-Trade Funds (Mar. 4, 2008) (“Open Meeting Transcript”).
[13]	Statistical data provided in this section is based on data provided by Bloomberg and calculated from the inception date of each exchange traded fund through March 31, 2010.

publication of the creation and redemption baskets or the full portfolio holdings of the Exchange Traded Fund each business day.14 The effectiveness of the arbitrage and market making mechanisms of exchange traded funds does not depend upon the identity of the Exchange Traded Fund’s manager, but rather on the ability of an arbitrageur or another market participant being able to assess an Exchange Traded Fund’s underlying value accurately enough throughout the trading day to arbitrage and/or hedge trading exposures to Shares effectively. For an arbitrageur, this may be simply recognizing that the market price of an exchange traded fund’s shares differs from NAV and to assemble a Creation Unit for redemption (if undervalued) or the exchange traded fund’s portfolio securities for deposit (if overvalued), while other market participants may choose to enter into long and short positions in Shares as part of a global trading book and hedge such trading exposures based on the underlying value of such Exchange Traded Funds.

     Because of the efficiency with which Applicants reasonably expect the Exchange Traded Funds’ arbitrage and market making mechanisms to operate, Applicants do not believe that a change of Subadviser(s) would affect the market price of Shares. Applicants understand that there might be a concern that market sentiment regarding an incoming and/or outgoing Subadviser could affect the market price – though not the NAV – of an Exchange Traded Fund’s Shares.15 Applicants believe, however, that such market sentiment would not affect the market price for Shares in any lasting or meaningful way because any deviation in the market price from NAV would immediately create transparent arbitrage opportunities for investors, permitting

[14]	Index license agreements relating to the use of an Exchange Traded Fund’s benchmark index may restrict the disclosure of an Exchange Traded Fund’s full portfolio as such information may be considered proprietary by the index licensor. Applicants believe that daily disclosure of the creation and redemption baskets, as currently required by the ETF Applications, promotes sufficient portfolio transparency to permit efficient secondary market trading.
[15]	Because an exchange traded fund’s NAV, like a traditional mutual fund’s NAV, is based purely on its portfolio holdings, a change of subadviser(s) should not affect the NAV of an exchange traded fund.

them, when an Exchange Traded Fund’s per Share NAV is less than market price, to purchase Creation Units of Shares and sell them on the open market for a profit or, when an Exchange Traded Fund’s per Share NAV is greater than market price, to redeem Creation Units of Shares for a profit.

     Furthermore, the functioning of existing exchange traded funds suggests that any change by an Exchange Traded Fund16 of Subadvisers should not negatively impact the arbitrage mechanism or otherwise lead to a permanent disparity between an Exchange Traded Fund’s NAV and the market price of its Shares. In this regard, Applicants believe that it is appropriate for the Commission to consider existing exchange traded funds for which portfolio managers play the same role as Subadvisers will for the Exchange Traded Funds. Currently, investors may purchase shares of exchange traded funds out of a belief in the abilities of the exchange traded fund’s portfolio manager (just as investors may purchase Exchange Traded Fund Shares out of a belief in the abilities of a Subadviser) and may decide to sell those shares if the portfolio manager (or Subadviser) discontinues managing the portfolio. Nevertheless, the Commission’s orders for exchange traded funds do not preclude an exchange traded fund adviser from terminating a portfolio manager due to concerns that such a change of portfolio manager would disrupt the arbitrage mechanism and cause secondary market transactions to occur at a price that materially deviates from NAV. Indeed, such an exchange traded fund adviser can terminate a portfolio manager and merely provide shareholders with notice of such change in a supplement to the exchange traded fund’s prospectus. In this respect the Commission’s exchange traded fund orders suggest, and indicate that the Commission has concluded, that an exchange traded

[16]	Currently, none of the Exchange Traded Funds advised by the Adviser are actively managed. However, in the future the Exchange Traded Funds or future Exchange Traded Funds may, with the requisite approval of the Commission, be actively managed.

fund adviser’s termination of a portfolio manager would not meaningfully harm the arbitrage mechanism and as a result, retail investors and others who transact in Shares on the secondary market should be able to transact at a market price that closely tracks the relevant Exchange Traded Fund’s NAV. For the same reasons and based on the same analysis, the Commission can and should also conclude here that the exemption requested herein would not harm the exchange traded fund arbitrage mechanism and is appropriate under Section 6(c).

     Applicants believe that permitting the Adviser to perform those duties for which the shareholders of each Subadvised Fund will pay the Adviser – i.e., the selection, supervision and evaluation of Subadvisers – without incurring unnecessary delay or expense is appropriate and in the interests of Subadvised Fund shareholders and will allow each Subadvised Fund to operate more efficiently. Without the delay and expense inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), each Subadvised Fund will be able to act more quickly and with less expense to hire or replace Subadvisers when the Board and the Adviser feel that a change would benefit a Subadvised Fund. Without the requested relief, a Subadvised Fund may, for example, be left in the hands of a Subadviser who is unable to manage the Subadvised Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement. Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control – events which are beyond the control of the Adviser, the particular Company and a Subadvised Fund – a Subadvised Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers. The sudden loss of the Subadviser could be highly disruptive to the operations of a Subadvised Fund. In addition, even if a Subadvised Fund takes advantage of the temporary exemption permitted under Rule 15a-4 of the 1940 Act, it would still need to obtain the shareholder approval to continue to retain the existing Subadviser beyond the 150-day interim period allowed threunder, which would require the Subadvised Fund to engage in an expensive process that involves soliciting votes from shareholders.

               b. Consistent with the Protection of Investors

     Primary responsibility for managing each Subadvised Fund, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board. The Advisory Agreements will remain fully subject to the requirements of Section 15(a) of the 1940 Act and, if applicable, Rule 18f-2 thereunder, including the requirement for shareholder voting. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of Subadvisers in the Adviser in light of the management structure of each Subadvised Fund, as well as the shareholders’ expectation that the Adviser will be in possession of all information necessary to select the most able Subadvisers. The Adviser believes that investors choose a Subadvised Fund in part because of the added value to a Subadvised Fund from the Adviser who has the requisite experience to evaluate, select and supervise the Subadvisers with particular expertise in the relevant market sectors.

     In evaluating the services that a Subadviser provides to a Fund, the Adviser would consider certain information, including, but not limited to:

     (1) the nature of the advisory services the Subadviser provides to the Subadvised Fund, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods, to ensure compliance with investment objectives, policies and restrictions of the Fund;

     (2) a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they devote to the Fund and the ability of the Subadviser to attract and retain capable personnel;

     (3) reports setting forth the financial condition and stability of the Subadviser, including persons that have a controlling ownership interest in the Subadviser; and

     (4) reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

     In addition, the Adviser and the Board would consider the reasonableness of the Subadviser’s compensation with respect to the Subadvised Fund for which the Subadviser provides portfolio management services. The Adviser and the Board would analyze subadvisory fees in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board would consider certain information, including, but not limited to:

     (1) a description of the method of computing the fees;

     (2) comparisons of the proposed fees paid by the Adviser with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

     (3) data with respect to the projected expense ratios of the Subadvised Fund and comparisons with other mutual funds of comparable size.

     If this relief is granted, shareholders of each Subadvised Fund will continue to receive adequate information about the Subadvisers. The prospectus and statement of additional information (“SAI”) of each open-end Subadvised Fund will include all information required by Form N-1A concerning the Subadvisers for that Subadvised Fund (except as modified to permit Aggregate Fee Disclosure, as defined in this Application). If a new Subadviser to a Fund is retained or a Subadvisory Agreement is materially amended, such Subadvised Fund’s prospectus and SAI on Form N-1A will be promptly supplemented pursuant to Rule 497(e) under the Securities Act of 1933. Furthermore, if a new Subadviser is retained, a Subadvised Fund will furnish to shareholders, within 90 days of the date that a Subadviser is hired, all information that would have been provided in a proxy statement (the “Information Statement”), modified to permit Aggregate Fee Disclosure. Except for the Aggregate Fee Disclosure, the Information Statement will satisfy the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act. Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and (c) before entering into or amending a Subadvisory Agreement.

               c. Consistent with the Policy and Provisions of the 1940 Act

     The relief requested in this Application is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of an investment company’s investment adviser, together with the investment company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.

     Each Subadvised Fund’s Advisory Agreements and subadvisory agreements with Affiliated Subadvisers (if any) will continue to be subject to the shareholder approval requirements of Section 15(a) of the 1940 Act and, if necessary, Rule 18f-2 thereunder, to the extent required by applicable law. The prospectus for each Subadvised Fund will disclose that the Adviser is the primary provider of investment advisory services to a Subadvised Fund. If the requested relief is granted, a Subadvised Fund will disclose in its prospectus that the Adviser may hire or change Subadvisers for the Subadvised Fund as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination, and replacement.17 In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because the shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy

[17]	If any Fund has taken a shareholder vote to approve the manager of managers structure before the order requested in the Application is issued, the prospectus for that Fund will contain appropriate disclosure that the Fund has applied for exemptive relief to operate under a manager of managers structure, including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote.

solicitation. In the circumstances described in this Application, a proxy solicitation would provide no more meaningful information to investors than the proposed Information Statement.

     B. Disclosure of Subadvisers’ Fees

          1. Applicable Law

               a. Registration Statements

     Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) (formerly Item 14(a)(3)) of Form N-1A requires an investment company to disclose in its registration statement the method of computing the advisory fee payable by the investment company, including the “total dollar amounts that the [f]und paid to the adviser ... under the investment advisory contract for the last three fiscal years.” This provision may require each Subadvised Fund to disclose the fees the Adviser pays to each Subadviser.

               b. Proxy Statements

     Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the 1934 Act. Item 22 of Schedule 14A sets forth the information that must be included in an investment company’s proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the [f]und to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year, (ii) the amount that the adviser would have received had the proposed fee been in effect, and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i). Taken together, these provisions may require a Subadvised Fund to disclose the fees the Adviser pays to each Subadviser in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract.

               c. Semi-Annual Reports

     Form N-SAR is the semi-annual report filed with the Commission by registered investment companies. Item 48 of Form N-SAR requires an investment company to disclose in its semi-annual reports the rate schedule for fees paid to investment advisers. This item may require a Subadvised Fund to disclose the fees that are paid to Subadvisers in the same manner as described above.

               d. Financial Statements

     Regulation S-X sets forth the requirements for financial statements required to be included as part of the investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require investment companies to include in their financial statements information about investment advisory fees. These provisions may be deemed to require a Subadvised Fund’s financial statements to include information concerning fees paid to the Subadvisers.

     For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from Item 19(a)(3) (formerly Item 14(a)(3)) of Form N-lA, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act, Item 48 of Form N-SAR and Sections 6-

07(2)(a), (b) and (c) of Regulation S-X to permit the Companies to disclose for each Subadvised Fund (as both a dollar amount and a percentage of the Subadvised Fund’s net assets) (i) the aggregate fees paid to the Adviser and any Affiliated Subadviser, if any, and (ii) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (collectively, the “Aggregate Fee Disclosure”). For a Subadvised Fund that employs an Affiliated Subadviser, the Subadvised Fund will provide separate disclosure of any fees paid to the Affiliated Subadviser.

          2. Discussion in Support of the Application

     The Applicants seek an exemption to permit each Subadvised Fund to make the Aggregate Fee Disclosure rather than disclose the fees that the Adviser pays to each Subadviser under the rules and forms noted above. The Applicants believe the relief should be granted because: (i) the Adviser will operate the Subadvised Funds using one or more Subadvisers in a manner so different from that of conventional investment companies that disclosure of the fees the Adviser pays to each Subadviser would serve no meaningful purpose; (ii) the relief will benefit shareholders by enabling each Subadvised Fund to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address disclosure concerns.

     As noted above, the Adviser will operate each Subadvised Fund using one or more Subadvisers in a manner substantially different from that of conventional investment companies. By investing in such a Subadvised Fund, shareholders will hire the Adviser to manage the Subadvised Fund’s assets by using its investment subadviser selection and monitoring process to select and allocate assets among Subadvisers, rather than by hiring its own employees to manage assets directly. The Adviser, under the overall supervision of the Board, will take responsibility for overseeing Subadvisers and recommending their hiring, termination and replacement. In return for its services, the Adviser will receive an advisory fee from a

Subadvised Fund out of which it will compensate the Subadvisers. Disclosure of the fees the Adviser pays to each Subadviser does not serve any meaningful purpose since investors will pay the Adviser to retain and compensate the Subadvisers. Indeed, disclosure of individual Subadviser fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser.18

     The requested relief will benefit shareholders of the Subadvised Funds because it will improve the Adviser’s ability to negotiate the fees paid to Subadvisers. Many investment advisers charge their customers for advisory services according to a “posted” fee schedule. While investment advisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so where the negotiated fees are disclosed to other prospective and existing customers. The relief will encourage Subadvisers to negotiate lower advisory fees with the Adviser if the lower fees are not required to be made public.

     C. Discussion of Precedents

     Applicants note that the Commission has granted substantially the same relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to many other fund complexes based on conditions substantially identical to those proposed herein. See, e.g., Northern Lights Fund Trust, et. al., Investment Company Act Release Nos. 29208 (April 16, 2010) (notice) and 29267 (May 12, 2010) (order) (“Northern Lights Fund Trust”); Strategic Funds, Inc., et. al., Investment Company Act Release Nos. 29064 (November 30, 2009) (notice) and 29097

[18]	The relief would be consistent with the disclosure requirements applicable to fund portfolio managers. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these requirements, a fund is required to include in its SAI, among other matters, a description of the structure of, and the method used to determine the compensation structure of, its “portfolio managers.” In addition to this disclosure with respect to fund portfolio managers, Applicants state that with respect to each Subadvised Fund, the SAI will describe the structure of, and method used to determine, the compensation received by a Subadviser.

(December 23, 2009) (order) (“Strategic Funds”); Grail Advisors ETF Trust, et. al., Investment Company Act Release Nos. 28900 (September 14, 2009) (notice) and 28944 (October 8, 2009) (order) (“Grail Advisors ETF Trust”); Advisorone Funds, et. al., Investment Company Act Release Nos. 28894 (August 31, 2009) (notice) and 28932 (September 28, 2009) (order); GE Funds, et. al., Investment Company Act Release Nos. 28808 (July 2, 2009) (notice) and 28839 (July 28, 2009) (order) (“GE”); Embarcadero Funds, Inc., et. al., Investment Company Act Release Nos. 28769 (June 22, 2009) (notice) and 28820 (July 20, 2009) (order) (“Embarcadero”); Trust for Professional Managers, et. al., Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order) (“Trust for Professional Managers II”); Aberdeen Asset Management Inc., et. al., Investment Company Act Release Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order) (“Aberdeen”); Unified Series Trust, et. al., Investment Company Act Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order) (“Unified”); Northern Lights Variable Trust, et. al., Investment Company Act Release Nos. 28010 (October 2, 2007) (notice) and 28038 (October 29, 2007) (order) (“Northern Lights”); Trust for Professional Managers, et. al., Investment Company Act Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order) (“Trust for Professional Managers I”); Aston Funds, et. al., Investment Company Act Release Nos. 27879 (June 29, 2007) (notice) and 27910 (July 25, 2007) (order) (“Aston”); AARP Funds, et. al., Investment Company Act Release Nos. 27918 (July 31, 2007) (notice) and 27956 (August 28, 2007) (order); First Investors Equity Funds, et. al., Investment Company Act Release Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order); First American Investment Funds, Inc., et. al., Investment Company Act Release Nos. 27818 (May 4, 2007) (notice) and 27846 (May 30, 2007) (order) (“First American”); Old

Westbury Funds, Inc., et. al., Investment Company Act Release Nos. 27807 (April 27, 2007) (notice) and 27837 (May 23, 2007) (order) (“Old Westbury”); Forward Funds, et. al., Investment Company Act Release Nos. 27777 (April 5, 2007) (notice) and 27814 (May 1, 2007) (order) (“Forward”); New River Funds, et. al., Investment Company Act Release Nos. 27653 (January 3, 2007) (notice) and 27690 (January 30, 2007) (order) (“New River”); Forum Funds, et. al., Investment Company Act Release Nos. 27605 (December 20, 2006) (notice) and 27665 (January 18, 2007) (order) (“Forum”); The Mainstay Funds, et. al., Investment Company Act Release Nos. 27595 (December 11, 2006) (notice) and 27656 (January 8, 2007) (order) (“Mainstay”); Van Eck Worldwide Insurance Trust, et. al., Investment Company Act Release Nos. 27584 (November 21, 2006) (notice) and 27604 (December 19, 2006) (order) (“Van Eck”); Old Mutual Advisor Funds II, et. al., Investment Company Act Release Nos. 27550 (November 8, 2006) (notice) and 27591 (December 5, 2006) (order) (“Old Mutual”); Fidelity Management and Research Company, et. al., Investment Company Act Release Nos. 27544 (November 2, 2006) (notice) and 27585 (November 28, 2006) (order) (“Fidelity”); Delaware Management Business Trust, et. al., Investment Company Act Release Nos. 27512 (October 10, 2006) (notice) and 27547 (November 7, 2006) (order) (“Delaware”); Quaker Investment Trust, et. al., Investment Company Act Release Nos. 27494 (September 20, 2006) (notice) and 27519 (October 17, 2006) (order) (“Quaker”); Northwestern Mutual Series Fund, Inc., et. al., Investment Company Act Release Nos. 27485 (September 19, 2006) (notice) and 27520 (October 17, 2006) (order) (“Northwestern”); Marshall Funds, Inc., et. al., Investment Company Act Release Nos. 27480 (September 13, 2006) (notice) and 27515 (October 11, 2006) (order) (“Marshall”); AdvisorOne Funds, et. al., Investment Company Act Release Nos. 27472 (August 29, 2006) (notice) and 27501 (September 26, 2006) (order); Pacific Capital Funds, et. al., Investment Company Act

Release Nos. 26653 (Nov. 9, 2004) (notice) and 26689 (Dec. 7, 2004) (order); Atlas Assets, Inc., et. al., Investment Company Act Release Nos. 26599 (Sept. 16, 2004) (notice) and 26631 (Oct. 13, 2004) (order) (“Atlas”); RSI Retirement Trust, et. al., Investment Company Act Release Nos. 26442 (May 4, 2004) (notice) and 26463 (June 4, 2004) (order); Burnham Investment Trust, et. al., Investment Company Act Release Nos. 26371 (Feb. 27, 2004) (notice) and 26396 (Mar. 24, 2004) (order); AIP Alternative Strategies Funds, et. al., Investment Company Act Release Nos. 26284 (Dec. 4, 2003) (notice) and 26318 (Jan. 5, 2004) (order) (“AIP”); SAFECO Common Stock Trust, et. al., Investment Company Act Release Nos. 25968 (Mar. 21, 2003) (notice) and 26007 (Apr. 16, 2003) (order); JNL Series Trust, et. al., Investment Company Act Release Nos. 25956 (Mar. 12, 2003) (notice) and 25997 (Apr. 8, 2003) (order) (“JNL Series Trust”); Oppenheimer Select Managers, et. al., Investment Company Act Release Nos. 25928 (Feb. 6, 2003) (notice) and 25952 (Mar. 4, 2003) (order) (“Oppenheimer Select Managers”); LB Series Fund, Inc., Investment Company Act Release Nos. 25912 (Jan. 24, 2003) (notice) and 25936 (Feb. 19, 2003) (order); AB Funds Trust, et. al., Investment Company Act Release Nos. 25805 (Nov. 19, 2002) and 25848 (Dec. 17, 2002) (order) (“AB Funds Trust”); Federated Index Trust, et. al., Investment Company Act Release Nos. 25794 (Nov. 6, 2002) (notice) and 25841 (Dec. 3, 2002) (order); MLIG Variable Insurance Trust et. al., Investment Company Act Release Nos. 25785 (Oct. 24, 2002) (notice) and 25806 (Nov. 19, 2002) (order); and The Charles Schwab Family of Funds, et. al., Investment Company Act Release Nos. 25762 (Oct. 3, 2002) (notice) and 25790 (Oct. 29, 2002) (order) (“Charles Schwab”).

     Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Northern Lights Fund Trust, Strategic Funds, Grail Advisors ETF Trust, GE, Embarcadero,

Trust for Professional Managers II, Aberdeen, Unified, Northern Lights, Trust for Professional Managers I, Aston, First American, Old Westbury, New River, Forum, Mainstay, Van Eck, Old Mutual, Fidelity, Delaware, Quaker, Northwestern, Marshall, Atlas, AIP, JNL Series Trust, Oppenheimer Select Managers, AB Funds Trust, and Charles Schwab.

IV. CONDITIONS FOR RELIEF

     Applicants agree that any order granting the requested relief will be subject to the following conditions:

     1. Before a Subadvised Fund may rely on the order requested in the Application, the operation of the Subadvised Fund in the manner described in the Application will be approved by a majority of the Subadvised Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Fund’s shares to the public.

     2. A Subadvised Fund will disclose in its prospectus the existence, substance and effect of any order granted pursuant to this Application. Each Subadvised Fund will hold itself out to the public as employing the management structure described in the Application. The prospectus and the supplement will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

     3. Within 90 days of the hiring of any new Subadviser, the affected Subadvised Fund’s shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of the new Subadviser. To meet this obligation, a Subadvised Fund will provide shareholders within 90 days of the hiring of a new Subadviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

     4. The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund, to the extent required by applicable law.

     5. At all times, at least a majority of the Board will be Independent Board Members, and the nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

     6. When a Subadviser change is proposed for a Subadvised Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Subadvised Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

     7. Independent legal counsel, as defined in rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then existing Independent Board Members.

     8. The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

     9. Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

     10. The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund’s assets and, subject to review and approval of the Board, will: (i) set each Subadvised Fund’s overall investment strategies; (ii) evaluate, select, and recommend Subadvisers to manage all or part of a Subadvised Fund’s assets; (iii) when appropriate, allocate and reallocate a Subadvised Fund’s assets among multiple Subadvisers; (iv) monitor and evaluate the performance of Subadvisers; and (v) implement procedures reasonably designed to ensure that the Subadvisers comply with each Subadvised Fund’s investment objective, policies and restrictions.

     11. No director, trustee or officer of any Company, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser, except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with a Subadviser.

     12. Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

     13. In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

V. CONCLUSION

     For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI. PROCEDURAL MATTERS

     Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant other than BlackRock Funds III and Master Investment Portfolio hereby states that its address is:

100 BELLEVUE PARKWAY
WILMINGTON, DELAWARE 19809

     The address of BlackRock Funds III and Master Investment Portfolio is:

400 HOWARD STREET
SAN FRANCISCO, CALIFORNIA 94105

     Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:

Margery K. Neale, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

     Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so, that under the provisions of each Company’s governing document and bylaws, responsibility for the management of the affairs and business of the Company is vested in the Board, that by resolutions duly adopted and attached to this Application as Exhibit A-2, the

Board has authorized any officer of the Company to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officers of the Adviser are fully authorized under the Adviser’s articles of organization to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto. Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application. Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

     The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1 and B-2 hereto.

     Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed this 17th day of June, 2010.

EACH COMPANY LISTED IN EXHIBIT A-1 TO THE APPLICATION

By:	/s/ Anne F. Ackerley
	Name:	Anne F. Ackerley
	Title:	Chief Executive Officer of the Funds

BLACKROCK ADVISORS, LLC

By:	/s/ Robert Fairbairn
	Name:	Robert Fairbairn
	Title:	Vice Chairman

BLACKROCK INSTITUTIONAL MANAGEMENT CORPORATION

By:	/s/ Robert Fairbairn
	Name:	Robert Fairbairn
	Title:	Vice Chairman

BLACKROCK FUND ADVISORS

By:	/s/ Robert Fairbairn
	Name:	Robert Fairbairn
	Title:	Vice Chairman

EXHIBIT INDEX

Sequential
Page Number
A-1	Schedule of Companies	A-1
A-2	Authorizing Resolutions of the Companies	A-2
B-1	Verification of the BlackRock Funds, et. al, Pursuant to Rule 0-2(d)	B-1
B-2	Verification of BlackRock Advisors, LLC Pursuant to Rule 0-2(d)	B-2
B-3	Verification of BlackRock Institutional Management Corporation Pursuant to Rule 0-2(d)	B-3
B-4	Verification of BlackRock Fund Advisors Pursuant to Rule 0-2(d)	B-4

EXHIBIT A-1

SCHEDULE OF COMPANIES

FUND NAME	FORM OF ORGANIZATION	SEC FILE NO.	INVESTMENT ADVISER
Equity-Liquidity Complex
BlackRock Funds
     All-Cap Energy & Resources Portfolio
     Asset Allocation Portfolio
     Aurora Portfolio
     Capital Appreciation Portfolio
     Energy & Resources Portfolio
     Exchange Portfolio
     Global Opportunities Portfolio
     Health Sciences Opportunities Portfolio
     BlackRock Index Equity Portfolio
     BlackRock World Gold Fund
     International Opportunities Portfolio
     Mid-Cap Value Equity Portfolio
     Mid-Cap Growth Equity Portfolio
     Money Market Portfolio
     Municipal Money Market Portfolio
     North Carolina Municipal Money Market Portfolio
     New Jersey Municipal Money Market Portfolio
     Ohio Municipal Money Market Portfolio
     Pennsylvania Municipal Money Market Portfolio
     Science & Technology Opportunities Portfolio
     Small Cap Core Equity Portfolio
     Small Cap Growth Equity Portfolio
     Small/Mid-Cap Growth Portfolio
     U.S. Opportunities Portfolio
     U.S. Treasury Money Market Portfolio
Virginia Municipal Money Market Portfolio	MA Business Trust	811-05742	BlackRock Advisors, LLC
BlackRock Funds III
     BlackRock Bond Index Fund
     BlackRock CoreAlpha Bond Fund
     BlackRock S&P 500 Stock Fund
     LifePath® Retirement PortfolioFFRET
     LifePath 2020 Portfolio®
     LifePath 2030 Portfolio®
     LifePath 2040 Portfolio®
     LifePath 2050 Portfolio®
     BlackRock Cash Funds: Institutional
     BlackRock Cash Funds: Prime
     BlackRock Cash Funds: Government
BlackRock Cash Funds: Treasury	DE Statutory Trust	811-07332	BlackRock Fund Advisors
BlackRock Financial Institutions Series Trust BlackRock Summit Cash Reserves Fund	MA Business Trust	811-03189	BlackRock Advisors, LLC

FUND NAME	FORM OF ORGANIZATION	SEC FILE NO.	INVESTMENT ADVISER
BlackRock Global Emerging Markets Fund, Inc.	MD Corporation	811-05723	BlackRock Advisors, LLC
BlackRock Global Financial Services Fund, Inc.	MD Corporation	811-09375	N/A*
Global Financial Services Master LLC	DE Limited Liability Company	811-09633	BlackRock Advisors, LLC
BlackRock Healthcare Fund, Inc.	MD Corporation	811-03595	BlackRock Advisors, LLC
BlackRock Index Funds, Inc. BlackRock International Index Fund BlackRock S&P 500 Index Fund BlackRock Small Cap Index Fund	MD Corporation	811-07899	N/A*
Quantitative Master Series LLC
     Master Core Bond Enhanced Index Series
     Master Enhanced International Series
     Master Enhanced S&P 500 Series
     Master Enhanced Small Cap Series
     Master Extended Market Index Series
     Master International Index Series
     Master Mid Cap Index Series
     Master S&P 500 Index Series
     Master Small Cap Index Series
	DE Limited Liability Company	811-07885	BlackRock Advisors, LLC
Master Investment Portfolio
     Bond Index Portfolio
     S&P 500 Stock Portfolio
     LifePath® Retirement Master Portfolio
     LifePath 2020 Master Portfolio®
     LifePath 2030 Master Portfolio®
     LifePath 2040 Master Portfolio®
     LifePath 2050 Master Portfolio®
     Active Stock Master Portfolio
     CoreAlpha Master Portfolio
     Money Market Master Portfolio
     Prime Money Market Master Portfolio
     Government Money Market Master Portfolio
     Treasury Money Market Master Portfolio
	DE Statutory Trust	811-08162	BlackRock Fund Advisors
BlackRock Large Cap Series Funds, Inc.
     BlackRock Large Cap Core Fund
     BlackRock Large Cap Growth Fund
     BlackRock Large Cap Value Fund
     BlackRock Large Cap Core Plus Fund
     BlackRock Large Cap Core Retirement Portfolio
     BlackRock Large Cap Growth Retirement Portfolio
     BlackRock Large Cap Value Retirement Portfolio
	MD Corporation	811-09637	N/A*
Master Large Cap Series LLC Master Large Cap Core Portfolio Master Large Cap Growth Portfolio Master Large Cap Value Portfolio	DE Limited Liability Company	811-09739	BlackRock Advisors, LLC
BlackRock Latin America Fund, Inc.	MD Corporation	811-06349	BlackRock

FUND NAME	FORM OF ORGANIZATION	SEC FILE NO.	INVESTMENT ADVISER
Advisors, LLC
BlackRock Liquidity Funds California Money Fund Federal Trust Fund FedFund MuniCash MuniFund New York Money Fund TempCash TempFund T-Fund Treasury Trust Fund	DE Statutory Trust	811-02354	BlackRock Institutional Management Corp.
BlackRock Series, Inc. BlackRock International Fund BlackRock Small Cap Growth Fund II	MD Corporation	811-08797	N/A*
BlackRock Master LLC BlackRock Master International Portfolio BlackRock Master Small Cap Growth Portfolio	DE Limited Liability Company	811-09049	BlackRock Advisors, LLC
BlackRock Pacific Fund, Inc.	MD Corporation	811-02661	BlackRock Advisors, LLC
CMA Multi-State Municipal Series Trust
     CMA Arizona Municipal Money Fund
     CMA California Municipal Money Fund
     CMA Connecticut Municipal Money Fund
     CMA Florida Municipal Money Fund
     CMA Massachusetts Municipal Money Fund
     CMA Michigan Municipal Money Fund
     CMA New Jersey Municipal Money Fund
     CMA New York Municipal Money Fund
     CMA North Carolina Municipal Money Fund
     CMA Ohio Municipal Money Fund
     CMA Pennsylvania Municipal Money Fund
	MA Business Trust	811-05011	BlackRock Advisors, LLC
CMA Government Securities Fund	MA Business Trust	811-03205	N/A*
WCMA Government Securities Fund	MA Business Trust	811-21197	N/A*
Master Government Securities LLC	DE Limited Liability Company	811-21300	BlackRock Advisors, LLC
CMA Money Fund	MA Business Trust	811-02752	N/A*
WCMA Money Fund	MA Business Trust	811-21196	N/A*
Master Money LLC	DE Limited Liability Company	811-21299	BlackRock Advisors, LLC
CMA Tax-Exempt Fund	MA Business Trust	811-03111	N/A*
WCMA Tax-Exempt Fund	MA Business Trust	811-21198	N/A*
Master Tax-Exempt LLC	DE Limited Liability Company	811-21301	BlackRock Advisors, LLC
CMA Treasury Fund	MA Business Trust	811-06196	N/A*
WCMA Treasury Fund	MA Business Trust	811-21199	N/A*
Master Treasury LLC	DE Limited Liability Company	811-21298	BlackRock Advisors, LLC

FUND NAME	FORM OF ORGANIZATION	SEC FILE NO.	INVESTMENT ADVISER
Funds for Institutions Series FFI Government Fund FFI Institutional Fund* FFI Institutional Tax-Exempt Fund* FFI Premier Institutional Fund* FFI Select Institutional Fund* FFI Treasury Fund	MA Business Trust	811-05149	BlackRock Advisors, LLC
Master Institutional Money Market LLC Master Institutional Portfolio Master Institutional Tax-Exempt Portfolio Master Premier Institutional Portfolio	DE Limited Liability Company	811-10631	BlackRock Advisors, LLC
Ready Assets Prime Money Fund	MA Business Trust	811-02556	BlackRock Advisors, LLC
Retirement Series Trust Retirement Reserves Money Fund	MA Business Trust	811-03310	BlackRock Advisors, LLC
Ready Assets U.S. Treasury Money Fund	MA Business Trust	811-06211	BlackRock Advisors, LLC
Ready Assets U.S.A. Government Fund	MA Business Trust	811-03534	BlackRock Advisors, LLC
Equity-Bond Complex
BlackRock Bond Allocation Target Shares Series C Portfolio Series M Portfolio Series N Portfolio Series S Portfolio	DE Statutory Trust	811-21457	BlackRock Advisors, LLC
BlackRock Balanced Capital Fund, Inc.	MD Corporation	811-02405	BlackRock Advisors, LLC
BlackRock Basic Value Fund, Inc.	MD Corporation	811-02739	N/A*
Master Basic Value LLC	DE Limited Liability Company	811-10179	BlackRock Advisors, LLC
BlackRock Bond Fund, Inc. BlackRock High Income Fund BlackRock Total Return Fund*	MD Corporation	811-02857	BlackRock Advisors, LLC
Master Bond LLC Master Total Return Portfolio	DE Limited Liability Company	811-21434	BlackRock Advisors, LLC
BlackRock California Municipal Series Trust BlackRock California Municipal Bond Fund	MA Business Trust	811-04264	BlackRock Advisors, LLC
BlackRock Equity Dividend Fund	MA Business Trust	811-05178	BlackRock Advisors, LLC
BlackRock EuroFund	MA Business Trust	811-04612	BlackRock Advisors, LLC
BlackRock Focus Growth Fund, Inc.	MD Corporation	811-09651	N/A*
Master Focus Growth LLC	DE Limited Liability Company	811-09735	BlackRock Advisors, LLC
BlackRock Focus Value Fund, Inc.	MD Corporation	811-03450	BlackRock Advisors, LLC
BlackRock Fundamental Growth Fund, Inc.	MD Corporation	811-06669	BlackRock

FUND NAME	FORM OF ORGANIZATION	SEC FILE NO.	INVESTMENT ADVISER
Advisors, LLC
BlackRock Funds II
     Aggressive Growth Prepared Portfolio
     AMT-Free Municipal Bond Portfolio
     Bond Portfolio
     Conservative Prepared Portfolio
     Emerging Market Debt Portfolio
     GNMA Business Trust Portfolio
     Government Income Portfolio
     Growth Prepared Portfolio
     High Yield Bond Portfolio
     Income Builder Portfolio
     Income Portfolio
     Inflation Protected Bond Portfolio
     Intermediate Government Bond Portfolio
     International Bond Portfolio
     Kentucky Municipal Bond Portfolio
     Long Duration Bond Portfolio
     Low Duration Bond Portfolio
     Managed Income Portfolio
     Moderate Prepared Portfolio
     Multi-Sector Bond Portfolio
     Ohio Municipal Bond Portfolio
     Prepared Portfolio 2010
     Prepared Portfolio 2015
     Prepared Portfolio 2020
     Prepared Portfolio 2025
     Prepared Portfolio 2030
     Prepared Portfolio 2035
     Prepared Portfolio 2040
     Prepared Portfolio 2045
     Prepared Portfolio 2050
     Strategic Income Opportunities Portfolio
     Total Return Portfolio II
	MA Business Trust	811-22061	BlackRock Advisors, LLC
BlackRock Global Allocation Fund, Inc.	MD Corporation	811-05576	BlackRock Advisors, LLC
BlackRock Global Dynamic Equity Fund	DE Statutory Trust	811-21759	BlackRock Advisors, LLC
BlackRock Global Growth Fund, Inc.	MD Corporation	811-08327	BlackRock Advisors, LLC
BlackRock Global SmallCap Fund, Inc.	MD Corporation	811-07171	BlackRock Advisors, LLC
BlackRock International Value Trust BlackRock International Value Fund	MA Business Trust	811-04182	BlackRock Advisors, LLC
BlackRock Mid-Cap Value Opportunities Series Inc. BlackRock Mid-Cap Value Opportunities Fund	MD Corporation	811-07177	BlackRock Advisors, LLC
BlackRock Multi-State Municipal Series Trust BlackRock New Jersey Municipal Bond Fund	MA Business Trust	811-04375	BlackRock Advisors, LLC

FUND NAME	FORM OF ORGANIZATION	SEC FILE NO.	INVESTMENT ADVISER
BlackRock New York Municipal Bond Fund BlackRock Pennsylvania Municipal Bond Fund
BlackRock Municipal Bond Fund, Inc. BlackRock High Yield Municipal Fund BlackRock Municipal Insured Fund BlackRock Short-Term Municipal Fund BlackRock National Municipal Fund	MD Corporation	811-02688	BlackRock Advisors, LLC
BlackRock Municipal Series Trust BlackRock Intermediate Municipal Fund	MA Business Trust	811-04802	BlackRock Advisors, LLC
BlackRock Natural Resources Trust	MA Business Trust	811-04282	BlackRock Advisors, LLC
BlackRock Short-Term Bond Series, Inc. BlackRock Short-Term Bond Fund	MD Corporation	811-10053	N/A*
Short-Term Bond Master LLC Short-Term Bond Master Portfolio	DE Limited Liability Company	811-10089	BlackRock Advisors, LLC
BlackRock Utilities & Telecommunications Fund, Inc.	MD Corporation	811-06180	BlackRock Advisors, LLC
BlackRock Value Opportunities Fund, Inc.	MD Corporation	811-02809	N/A*
Master Value Opportunities LLC	DE Limited Liability Company	811-10095	BlackRock Advisors, LLC
BlackRock World Income Fund, Inc.	MD Corporation	811-05603	BlackRock Advisors, LLC
FDP Series, Inc. Franklin Templeton Total Return FDP Fund Marsico Growth FDP Fund MFS Research International FDP Fund Van Kampen Value FDP Fund	MD Corporation	811-21744	BlackRock Advisors, LLC
Managed Account Series Global SmallCap Portfolio High Income Portfolio Mid Cap Value Opportunities Portfolio U.S. Mortgage Portfolio	DE Statutory Trust	811-21763	BlackRock Advisors, LLC
BlackRock Series Fund, Inc.
     BlackRock Balanced Capital Portfolio
     BlackRock Fundamental Growth Portfolio
     BlackRock Global Allocation Portfolio
     BlackRock Government Income Portfolio
     BlackRock High Income Portfolio
     BlackRock Large Cap Core Portfolio
     BlackRock Money Market Portfolio
     BlackRock Total Return Portfolio
	MD Corporation	811-03091	BlackRock Advisors, LLC
BlackRock Variable Series Funds, Inc.
     BlackRock Balanced Capital V.I. Fund
     BlackRock Basic Value V.I. Fund
     BlackRock Capital Appreciation V.I. Fund
     BlackRock Global Allocation V.I. Fund
     BlackRock Global Opportunities V.I. Fund
     BlackRock Government Income V.I. Fund
	MD Corporation	811-03290	BlackRock Advisors, LLC

FUND NAME	FORM OF ORGANIZATION	SEC FILE NO.	INVESTMENT ADVISER
     BlackRock High Income V.I. Fund
     BlackRock International Value V.I. Fund
     BlackRock Large Cap Core V.I. Fund
     BlackRock Large Cap Growth V.I. Fund
     BlackRock Large Cap Value V.I. Fund
     BlackRock Money Market V.I. Fund
     BlackRock S&P 500 Index V.I. Fund
     BlackRock Total Return V.I. Fund
     BlackRock Utilities and Telecommunications V.I. Fund
     BlackRock Value Opportunities V.I. Fund

*	Such Fund, as applicable, is a feeder Fund that invests all of its assets in a master Fund, and it does not have its own investment adviser. For the fund or each series, as applicable, portfolio management occurs at the master Fund level and therefore, it receives investment advisory services indirectly through its investment in the master Fund, which has an investment advisory agreement with an investment adviser.

EXHIBIT A-2

AUTHORIZING RESOLUTIONS OF THE COMPANIES

Resolutions Adopted by the Equity-Liquidity Board and Equity Bond Board:

WHEREAS, the Board of Directors/Trustees of each of the Funds (the “Funds”), including the Independent Directors (the “Board”), deems it to the be in the best interests of shareholders of the Funds to permit any series of the Funds, as well as any future series of the Funds (each, a “Series”) that is advised by BlackRock Advisors, LLC (the “Adviser”) or a person controlling, controlled by, or under common control with the Adviser, to operate as a manager of managers fund, pursuant to which the Adviser, subject to certain conditions required by the Securities and Exchange Commission (“Commission”) and set forth in the application for exemptive relief (the “Application”), will enter into and materially amend investment subadvisory agreements (“Subadvisory Agreements”) with various subadvisers that are not affiliated persons of the Funds or the Adviser other than by reason of serving as a subadviser to a Fund or Series (“Subadvisers”), which Subadvisory Agreements shall be subject to review and approval by the Board, but not the shareholders of the affected Fund or Series; and

WHEREAS, the Board, based on consultations with and the advice of Fund counsel, deems it to be in the best interests of shareholders of the Funds to permit a Fund or Series to disclose to shareholders only the aggregate fees paid to Subadvisers of the Fund or Series; and

WHEREAS, the Board, based on consultations with and the advice of Fund counsel, believes that by entering into such Subadvisory Agreements without shareholder approval and disclosing only the aggregate fees paid to Subadvisers, the Funds will be able to operate in a less costly and more efficient manner without materially affecting the level of protection afforded to shareholders under the Investment Company Act of 1940, as amended (the “1940 Act”) or the information provided to shareholders; and

WHEREAS, the Board has determined it appropriate and necessary to file with the Commission the Application which will accomplish the objectives described above;

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby authorizes and directs the officers of the Funds, with the assistance of legal counsel, to prepare and file with the Commission the Application, and any and all amendments thereto, requesting an order pursuant to Section 6(c) of the 1940 Act, for exemptions from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements of the 1940 Act and applicable rules and regulations thereunder; and

FURTHER RESOLVED, that the proper officers of the Funds are authorized, directed and empowered to take such further actions, to execute such other documents, to pay such expenses and to do such other acts and things as such officers, or any of them, in their discretion, deem necessary or advisable to effectuate the intent of the foregoing resolutions, any such determination to be conclusively evidenced by the execution and delivery of such documents or the taking of such action by such officers.

EXHIBIT B-1

BLACKROCK FUNDS, ET. AL.
VERIFICATION PURSUANT TO RULE 0-2(d)

     The undersigned states that she has duly executed the attached Application dated June 17, 2010 for and on behalf of each Company listed in Exhibit A-1 to the Application; that she is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

EACH COMPANY LISTED IN EXHIBIT A-1 TO THE APPLICATION

By:	/s/ Anne F. Ackerley
	Name:	Anne F. Ackerley
	Title:	Chief Executive Officer of the Funds

EXHIBIT B-2

BLACKROCK ADVISORS, LLC
VERIFICATION PURSUANT TO RULE 0-2(d)

     The undersigned states that he has duly executed the attached Application dated June 17, 2010 for and on behalf of BlackRock Advisors, LLC; that he is Vice Chairman of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACKROCK ADVISORS, LLC

By:	/s/ Robert Fairbairn
	Name:	Robert Fairbairn
	Title:	Vice Chairman

EXHIBIT B-3

BLACKROCK INSTITUTIONAL MANAGEMENT CORPORATION
VERIFICATION PURSUANT TO RULE 0-2(d)

     The undersigned states that he has duly executed the attached Application dated June 17, 2010 for and on behalf of BlackRock Institutional Management Corporation; that he is Vice Chairman of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACKROCK INSTITUTIONAL MANAGEMENT CORPORATION

By:	/s/ Robert Fairbairn
	Name:	Robert Fairbairn
	Title:	Vice Chairman

EXHIBIT B-4

BLACKROCK FUND ADVISORS
VERIFICATION PURSUANT TO RULE 0-2(d)

     The undersigned states that he has duly executed the attached Application dated June 17, 2010 for and on behalf of BlackRock Fund Advisors; that he is Vice Chairman of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACKROCK FUND ADVISORS

By:	/s/ Robert Fairbairn
	Name:	Robert Fairbairn
	Title:	Vice Chairman